Exhibit 99.4

Suite 4, 20 Clifford Street Mosman NSW 2088 Australia P.O. Box 947 Spit Junction NSW 2088	Telephone 612 9902 6002 Facsimile: 612 9902 6006 info@simsmm.com www.simsmm.com
20 November 2009
Company Announcements Office
Australian Securities Exchange Ltd
Level 6
20 Bridge Street
Sydney NSW 2000
Dear Sirs,
Results of 2009 Annual General Meeting
Sims Metal Management Limited
In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.
Yours faithfully,
Sims Metal Management Limited

Frank Moratti
Company Secretary
Sims Metal Management Limited
ABN 69 114 838 630

Sims Metal Management Limited Annual General Meeting	Proxy Summary 20 November 2009
2.1, TO RE-ELECT MR P VARELLO
The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
119,719,602	675,160	165,862	5,656,205
The motion was carried on a show of hands as an ordinary resolution.
2.2, RE-ELECT MR M FEENEY
The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
119,410,569	981,596	170,412	5,654,252
The motion was carried on a show of hands as an ordinary resolution.
2.3, TO ELECT MR P SUKAGAWA
The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
119,783,763	546,031	229,598	5,657,437
The motion was carried on a show of hands as an ordinary resolution.
2.4, TO ELECT MR G BRUNSDON
The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
119,778,991	585,018	184,467	5,668,353
The motion was carried on a show of hands as an ordinary resolution.

2.5, TO ELECT MR J THOMPSON
The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
119,765,651	576,272	179,710	5,692,196
The motion was carried on a show of hands as an ordinary resolution.
3, DIRECTORS REMUNERATION
The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
115,846,013	3,401,789	1,420,973	4,888,373
The motion was carried on a show of hands as an ordinary resolution.
4, LTIP FOR MR DANIEL DIENST
The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
84,277,784	36,042,307	286,363	4,907,010
The motion was carried on a show of hands as an ordinary resolution.
5, REMUNERATION REPORT
The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
84,439,925	34,493,124	1,664,340	5,619,440
The motion was carried on a show of hands as an ordinary resolution.

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